Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SKILLSOFT CORP.

Skillsoft Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that:

1.         This certificate of amendment (“Certificate of Amendment”) hereby amends the Second Amended and Restated Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”) by amending and restating the introductory paragraph preceding Section A. of Article IV of the Certificate of Incorporation in its entirety to read as follows:

The total number of shares of all classes of stock that the Corporation shall have authority to issue is 28,750,000, which shall be divided into two classes as follows:

(i)	18,750,000 shares of Class A common stock, par value $0.0001 per share (“Common Stock”); and
(ii)	10,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).

On September 29, 2023 at 5:00 p.m. Eastern Time (the “Effective Time”), each twenty (20) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares shall be issued at the Effective Time and, in lieu thereof, the Corporation’s transfer agent shall aggregate all fractional shares and sell them as soon as practicable after the Effective Time at the then-prevailing prices on the open market, on behalf of those stockholders who would otherwise be entitled to receive a fractional share, and after the transfer agent’s completion of such sale, stockholders shall receive a cash payment (without interest or deduction) from the transfer agent in an amount equal to their respective pro rata shares of the total net proceeds of that sale and, where shares are held in certificated form, upon the surrender of the stockholder’s Old Certificates (as defined below). Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

2.         This Certificate of Amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of the corporation.

3.         Except as herein amended, the Certificate of Incorporation of the Corporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 29th day of September 2023.

SKILLSOFT CORP.

By: /s/ Joseph T. Ruble______

Name: Joseph T. Ruble
         Title: Assistant Secretary